UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SEC File Number:  001-08485

CUSIP Number: 598709-301

FORM 12b-25(b)

NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K [] Form 10-Q [ ] Form 10-D [ ] Form N-SAR

[ ] Form N-CSR

For Period Ended:  December 31, 2008

[ ]   Transition Report on Form 10-K

[ ]   Transition Report on Form 20-F

[ ]   Transition Report on Form 11-K

[ ]   Transition Report on Form 10-Q

[ ]   Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Milacron Inc.

Full Name of Registrant

N/A

Former Name if Applicable

4165 Half Acre Road

Address of Principal Executive Office (Street and Number)

Batavia, Ohio 45103

City, State and Zip Code

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

The registrant is not in a position to file its Annual Report on Form 10-K for the year ended December 31, 2008.  On March 10, 2009, the registrant filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court in the Southern District of Ohio (Case Number 09-11235) as further described in its Current Report on Form 8-K filed on March 11, 2009. During its chapter 11 proceeding, the Company will not have financial or human resources to prepare a Form 10-K, as they will be needed to meet administrative and operating expenses and to provide substantial information to the Court and others.  During the pendency of the chapter 11 proceeding, the Company intends to file, as Exhibits to Current Reports on Form 8-K, copies of each of the monthly financial reports it files with the Bankruptcy Court.

PART IV - OTHER INFORMATION

__________________________________________________________________

(1)  Name and telephone number of person to contact in regard to this notification:

John C. Francy               (513)

536-3555

(Name)                     (Area Code)

(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes   [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* The registrant furnished preliminary unaudited financial results for the fourth quarter and full year of 2008 in Exhibit 99.2 to its Current Report on Form 8-K , which set forth changes in results of operations as compared with the corresponding periods of 2007; however, such information has not been audited or reviewed by independent accountants.  Additional changes might be required as a result of the conditions that led to the Company's chapter 11 filing described above, including changes attributable to goodwill impairment testing.

Milacron Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2009

By:

/s/John C. Francy

John C. Francy

Vice President - Finance, Chief Financial Officer and

Treasurer

INSTRUCTION:  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form, accountant’s statement or other exhibit.